UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            BALANCED CARE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   057630-10-5
                                 (CUSIP Number)

                 IPC Advisors S.A.R.L. c/o Unsworth & Associates
                      Herengracht 483, 1017 BT, Amsterdam.
                          Tel. No.: 011-31-20-623-2205
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 21, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                          Page 2 of 8 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          IPC Advisors S.A.R.L.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          WC

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Luxemburg

                                7         Sole Voting Power

           NUMBER OF                      16,700,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          16,700,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          16,700,000

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          49.97%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                          Page 3 of 8 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          LMR Investments Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      16,700,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          16,700,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          16,700,000

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          49.97%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                          Page 4 of 8 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The LMR Family Trust

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      16,700,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          16,700,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          16,700,000

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          49.97%

14        Type of Reporting Person (See Instructions)

          OO

                                  SCHEDULE 13D

CUSIP No. 057630-10-5                                          Page 5 of 8 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Caledonian Bank & Trust Limited

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          N/A

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Cayman Islands

                                7         Sole Voting Power

           NUMBER OF                      16,700,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          16,700,000

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          16,700,000

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          49.97%

14        Type of Reporting Person (See Instructions)

          CO

         IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC Advisors"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "Trust") and Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Trustee" and, collectively with IPC Advisors, LMR Investments and the Trust, the "Reporting Persons") hereby amend the report on Schedule 13D filed by the Reporting Persons on October 21, 1999 (the "Schedule 13D") in respect of the common stock, par value $0.001 per share (the "Common Stock") of Balanced Care Corporation, a Delaware corporation (the "Issuer"), as set forth below. Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

         On December 21, 1999, the shareholders of the Issuer approved IPC Advisors' purchase of 13,400,000 newly-issued shares of Common Stock for an aggregate purchase price of $16,750,000 pursuant to the Subscription Agreement, and IPC Advisors and the Issuer completed the approved transaction. In connection therewith, 3,300,000 shares of Preferred Stock previously purchased by IPC Advisors pursuant to the Subscription Agreement were converted into 3,300,000 newly-issued shares of Common Stock. As a result of these transactions, IPC Advisors presently owns 16,700,000 shares of Common Stock, representing approximately 49.97% of the equity interest in the Issuer.

         IPC Advisors obtained the funds for the purchase of the Common Stock from its working capital.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         The Reporting Persons have acquired the Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

         None of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (a) IPC Advisors directly holds 16,700,000 shares of Common Stock. LMR Investments, the Trust and the Trustee may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of such shares.

         (b) IPC Advisors, LMR Investments, the Trust and the Trustee have sole voting and investment power with respect to the 16,700,000 shares of Common Stock, which represent approximately 49.97% of the issued and outstanding shares of the Common Stock.

         (c) Since the most recent filing on Schedule 13D, IPC Advisors has acquired the following shares of Common Stock:

                              NUMBER OF                  PURCHASE PRICE
                DATE          SHARES                     PER SHARE ($)
                ----          ------                     -------------
                12/21/99      13,400,000                 1.25

These shares were purchased pursuant to the Subscription Agreement as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

         On December 21, 1999, at a special meeting of the shareholders of the Issuer, the shareholders approved the transactions contemplated by the Subscription Agreement. At the end of such meeting, the Voting Agreement among IPC Advisors and certain shareholders of the Issuer, which was entered into for the purpose of approving the proposed transactions, was terminated.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: December 22, 1999

                                    IPC Advisors, S.A.R.L.


                                    By: /s/ J.B. Unsworth
                                    ---------------------
                                    Name:  J.B. Unsworth
                                    Title: Manager


                                    LMR Investments Limited


                                    By: /s/ J.B. Unsworth
                                    ---------------------
                                    Name:  J.B. Unsworth
                                    Title: Director


                                    LMR Family Trust by Caledonian Bank
                                    & Trust Limited in its capacity as Trustee


                                    By: /s/ David Sargison
                                    ----------------------
                                    Name:  David Sargison
                                    Title: Managing Director


                                    Caledonian Bank & Trust Limited in
                                    its capacity as Trustee of The LMR
                                    Family Trust


                                    By: /s/ David Sargison
                                    ----------------------
                                    Name:  David Sargison
                                    Title: Managing Director